VIA EDGAR

January 13, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Attention: Jim B. Rosenberg

Mary Mast

Frank Wyman

Re:	Horizon Pharma plc
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 18, 2014
File No. 1-35238

Ladies and Gentlemen:

This letter is in response to comments contained in the letter dated December 18, 2014 from Mr. Jim B. Rosenberg of the Staff (“Staff”) of the Securities and Exchange Commission (“Commission”) to Mr. Paul W. Hoelscher, Chief Financial Officer of Horizon Pharma plc (“Horizon”). The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

In providing this response, Horizon acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Horizon’s filings with the Commission and (3) Horizon may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012, page 88

1.	Please provide proposed disclosure to quantify how much of the net sales increase represents an increase in price or an increase in volume. Refer to Item 303(a) (3) (iii) of Regulation S- K. Also, please discuss the reasonably likely trend in price and volume changes that you expect to occur in future periods.

Response: In response to the Staff’s comment, the disclosure below quantifies, on a product-by-product basis, how much of the net sales increase from 2012 to 2013 was due to increases in price versus volume. We propose to include prospectively in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q additional disclosure in substance similar to the disclosure below.

Net Sales:

Net sales increased 293% to $74.0 million for the year ended December 31, 2013 as compared to $18.8 million for the year ended December 31, 2012.

The following table reflects the components of net sales for the years ended December 31, 2013 and 2012:

	Year Ended December 31,		Change	Change
	2013	2012	$	%
DUEXIS	$59.0	$10.3	$48.7	472%
RAYOS	5.8	0.3	5.5	1833%
LODOTRA	8.2	8.2	—	0%
VIMOVO	1.0	—	1.0	*

Total Net Sales	$74.0	$18.8	$55.2	293%

*	Percentage change is not meaningful.

Net sales increased by $55.2 million, or 293%, to $74.0 million in 2013 compared to $18.8 million in 2012. The net sales increase was primarily due to growth in net sales of DUEXIS and RAYOS.

DUEXIS. Net sales increased by $48.7 million, or 472%, to $59.0 million in 2013 compared to $10.3 million in 2012. Approximately $40.1 million of the increase in DUEXIS net sales was the result of net price increases and $8.6 million was due to volume growth driven by the expansion of our sales force.

RAYOS. Net sales increased by $5.5 million, or 1,833%, to $5.8 million in 2013 compared to $0.3 million in 2012. Approximately $4.7 million of the increase in RAYOS net sales was the result of net price increases and $0.8 million was due to volume growth driven by the expansion of our sales force.

LODOTRA. Net sales were $8.2 million in both 2013 and 2012. LODOTRA net sales increased $0.7 million related to amortization of milestone payments offset by a $0.7 million decrease in net sales for product shipments to our European distribution partner, Mundipharma. LODOTRA shipments to Mundipharma are not linear or directly tied to Mundipharma’s in-market sales and can therefore fluctuate significantly from quarter to quarter.

VIMOVO. Net sales were $1.0 million in 2013. We began promotion of VIMOVO with our sales force on November 26, 2013.

Response: With respect to the Staff’s comment regarding future price and volume trends, the disclosure below discusses future price and volume trends as of the end of fiscal year 2013. We propose to include prospectively in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q additional disclosure in substance similar to the disclosure below.

Based on current business expectations, we expect our net sales to increase in 2014 and future periods likely driven by both price and volume increases. Effective January 1, 2014, we have increased the price on DUEXIS and RAYOS by 17.9% and 9.9%, respectively. While this price increase should favorably impact net sales during 2014, it will be offset in part by additional sales allowances related to rebates and patient co-pay reimbursements. We may affect further price increases for these two products and/or other products in 2014 and future periods in response to future market conditions. We have and may continue to expand our sales force to support existing and newly acquired products, such as VIMOVO, which we acquired in December 2013 and began selling VIMOVO in January 2014. As result of the VIMOVO acquisition, we expanded our sales force to approximately 290 sales representatives.

2.	Please provide proposed disclosure to clarify why the increase in cost of sales did not increase proportionately with the increase in sales.

Response: In response to the Staff’s comment, the disclosure below describes further why the increase in cost of sales from 2012 to 2013 did not increase proportionately with the increase in sales. We propose to include prospectively in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q additional disclosure in substance similar to the disclosure below to the extent future changes in cost of sales are disproportionate to changes in sales.

Cost of Goods Sold

Cost of goods sold was $14.6 million in 2013 compared to $11.9 million in 2012. As a percentage of net sales, cost of goods sold was 19.8% in 2013 compared to 63.0% in 2012. The increase in cost of goods sold did not increase proportionately with the increase in net sales primarily due to net price increases, which do not correspondingly increase cost of goods sold, driving most of the net sales increase. As discussed above, DUEXIS and RAYOS net sales increased by $40.1 million and $4.7 million, respectively, as a result of net price increases.

Horizon respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to Paul W. Hoelscher at 224-383-3263 or via email at phoelscher@horizonpharma.com.

Sincerely,

Horizon Pharma plc

/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President and Chief Financial Officer